Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF

LI-CYCLE HOLDINGS CORP.

(the “Company”)

Held on April 28, 2022

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual general and special meeting (the “Meeting”) of shareholders of the Company was held on April 28, 2022. Shareholders holding 80,738,953 common shares of the Company (“Shares”), being 47.81% of the issued and outstanding Shares as of March 18, 2022 (the “Record Date”), were present or represented at the Meeting.

MATTERS VOTED UPON	VOTING RESULTS
1. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees to serve as directors of the Company until the end of the next annual meeting of shareholders or until their successors are elected or appointed.
Rick Findlay	62,734,403 (92.30%)	5,235,468 (7.70%)
Tim Johnston	58,434,946 (85.97%)	9,534,925 (14.03%)
Ajay Kochhar	58,525,669 (86.11%)	9,444,202 (13.89%)
Alan Levande	51,012,724 (75.05%)	16,957,147 (24.95%)
Scott Prochazka	62,726,735 (92.29%)	5,243,136 (7.71%)
Anthony Tse	51,106,129 (75.19%)	16,863,742 (24.81%)
Mark Wellings	60,748,816 (89.38%)	7,221,055 (10.62%)
Each of the seven nominees proposed by management was elected as a director of the Company.
2. Appointment of Auditor	Votes in Favour	Votes Withheld
The appointment of KPMG LLP as the Company’s external auditor and the authorization of the directors of the Company to set the auditor’s remuneration.	80,501,765 (99.71%)	237,188(0.29%)
KPMG LLP was appointed as the Company’s external auditor and the directors were authorized to set the auditor’s remuneration.

3. Change of Registered Office	Votes in Favour		Votes Against
A special resolution to approve the change of the municipality in which the registered office of the Company is located from Mississauga, Ontario to Toronto, Ontario.	67,914,825	(99.92%)	55,046	(0.08%)
The special resolution approving the change of the municipality in which the registered office of the Company is located was passed.

Toronto, Ontario, Canada

April 28, 2022